Exhibit (d)(8)

Revised August 11, 2015

July 9, 2015

Matthew Gillis

5111 Holly Creek Lane

Clarksville, MD 21029

Dear Matthew:

Today is a good day! In connection with AOL Inc.’s acquisition of Millennial Media, Inc. (“Millennial”), AOL Inc. (together with its subsidiaries, “AOL” or the “Company”) is pleased to offer you the role of Head of Mobile Platforms reporting to Seth Demsey, on the terms and conditions set forth in this letter. Please read this letter carefully.

The terms of employment set forth in this letter are conditioned upon the closing of AOL’s acquisition of Millennial (the “Closing”) and do not become effective until the date of the Closing (the “Closing Date”). In the event the Closing does not occur, this offer will be null and void and not become effective.

This letter constitutes the full terms and conditions of your employment with the Company and is contingent on you starting employment with the Company on the Closing Date. This letter supersedes any prior oral or written promises that may have been made to you by Millennial or the Company, including, but not limited to, any offer letter, employment agreement, severance agreement, bonus plan, commission plan, incentive program, sales program, or any similar arrangement, including any bonus or commission arrangement set forth in your employment agreement or offer letter, contractor agreement, consulting agreement or other arrangement entered into between you and Millennial; provided that this letter will not supersede, modify or otherwise affect the terms and conditions of the applicable Millennial equity plan and award agreement governing your equity awards, or the treatment of equity awards contemplated by the Merger Agreement governing AOL’s acquisition of Millennial. Further, the provisions in your equity award agreements with Millennial (including Section 2.3 of your Millennial employment agreement) that provide for the vesting of Millennial restricted share units upon a change in control, or upon a termination without “Cause” or resignation with “Good Reason” in connection with a change in control will not be superseded, modified or otherwise affected by the terms of this letter, and will apply with respect to the cash-based awards into which such restricted share unit awards will convert as of the Closing; provided that the definition of “good reason” used therein shall be superseded by the definition of “Good Reason” set forth in this

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letter. Except as otherwise provided in this letter, any such prior oral or written promise made to you by Millennial or the Company is hereby terminated, and you agree that by accepting this offer you are consenting to terminate any such oral or written promises made to you by Millennial or the Company and waiving any applicable notice requirements.

Base Salary: Your semi-monthly base salary will be $17,500.00 semi-monthly, less applicable withholdings, which if calculated on a yearly basis is $420,000.00 (“Base Salary”). Your semi-monthly paydays fall on the 15th and the last day of each month. If the 15th or the last day of the month falls on a weekend or bank holiday, the payday is the preceding business day.

2015 Millennial Bonus: You will receive a pro-rated annual incentive payment at target (as defined in your offer of employment or employment agreement with Millennial) through the Closing Date (“Millennial Bonus”). The Millennial Bonus will be made payable on or before 60 days following the Closing Date.

AOL Annual Bonus Plan: In addition to your Base Salary, you will be eligible to participate in AOL’s Annual Bonus Plan (“ABP”), pursuant to its terms as determined by the Company from time to time. AOL will review its performance (including any Segment/Brand/Group performance, if applicable) and your individual performance to determine your eligibility for a bonus under the ABP, if any (“Bonus”). Any Bonus (and its amount, if a Bonus is paid) is fully discretionary. Your target Bonus as a percentage of your Base Salary is 75 percent. For the current calendar year, your Bonus will be pro-rated as of the Closing Date for the portion of the year you are employed at AOL in an ABP eligible position.

Health and Welfare Benefits: The Company offers a generous and comprehensive benefits package, including health, disability, and life insurance. Effective immediately following the Closing Date (the “Eligibility Date”), you and your family members will be eligible to participate in a full range of benefits in accordance with the Company’s current eligibility requirements. It will be necessary for you to make benefit elections within 30 days of your Eligibility Date with the Company. If you do not make an election within the designated timeframe, you will be automatically enrolled into our health plan at the default level of benefits coverage with sole responsibility for any associated costs. Employee benefits are subject to change at the sole discretion of the Company.

Vacation Policy: You will accrue vacation at the regular Company vacation accrual rate based on your years of service in accordance with the Company’s vacation policy. For purposes of determining your rate of accrual, you will receive service credit for your time worked at Millennial.

Key Employment Conditions: This offer is contingent on your submission of satisfactory proof of eligibility to work in the United States. You must bring documentary proof of your eligibility to work with you on your first day of work.

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This offer and your continued employment is contingent upon the satisfactory results of a background check as determined by the Company in its discretion, which may include confirmation of your Social Security number, verification of prior employment, verification of education, if applicable, and a criminal records check. If the results of the background check are not satisfactory or if the Company determines that you have falsified or failed to disclose relevant information on your background check application, the Company reserves the right to withdraw this offer and will terminate your employment.

If you have any claims or actions against Millennial or the Company or are aware of any facts that would support any claim or action against Millennial or the Company, please immediately advise Robin Eletto at reletto@millennialmedia.com. Otherwise, by signing this offer letter, you are acknowledging that you have no such claims or actions and are not aware of any facts that would support a claim or action against Millennial or the Company.

In addition, as a condition of your employment, you must sign and comply with the enclosed Confidentiality and Invention Assignment Agreement for Sale of Business (“CIA Agreement”). You agree that acceptance of this offer and your start of employment at AOL also constitutes your agreement to the terms of the CIA Agreement.

Further, as a condition of your employment, you will be required to electronically sign AOL’s Standards of Business Conduct within the first 30 days of your employment and periodically thereafter during your employment as requested by the Company as an affirmation of your agreement to the Company’s code of ethical and appropriate workplace conduct.

Termination: The terms and conditions of any prior Millennial severance you may have been eligible for as detailed in your offer of employment or employment agreement with Millennial are hereby terminated and replaced by the following.

Your employment with the Company is at-will, meaning that you or the Company may terminate the employment at any time for any reason not prohibited by law, with or without notice or Cause (as defined below), provided the following conditions are observed and subject to the following consequences.

In the event the Company terminates your employment for Cause or you resign your employment, you shall be entitled as of the termination date to no further compensation under this letter, except for your base salary through the termination date, any accrued, but unused vacation in accordance with Company policy, reimbursement of any expenses properly incurred prior to termination, and any benefits that may be payable upon termination under any of the Company’s benefit plans.

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In the event the Company terminates your employment without Cause, you will be entitled to receive the payments and benefits described below, conditioned upon your execution and delivery to the Company of a standard separation agreement, which shall contain, among other obligations, a valid release of any and all claims against the Company and its related entities and agents:

•	An amount equal to 6 months of your base salary at the time of termination, less applicable withholdings. This amount will be paid in 6 semi-monthly, substantially equal installments starting on the second payroll period following your termination date (“Original Payment Date”); provided, however, that if your separation agreement is not effective and irrevocable on the Original Payment Date, the first payment will be made on the second payroll period following the date that it becomes effective and irrevocable and will include any prior installments otherwise payable to you beginning on the Original Payment Date. These payments will not be eligible for deferrals to the Company’s 401(k) plan

•	If you are eligible for and timely elect COBRA continuation coverage for your medical, dental and/or vision benefits, the Company will pay the COBRA premium for you and your eligible dependents to continue coverage under those benefits pursuant to COBRA (based on your elected level of coverage as in effect immediately prior to your termination date) for 6 months beginning the first day of the calendar month following your termination date, or until such earlier date as you cease to be eligible for COBRA continuation coverage. After such time, provided you remain eligible, you may, at your own expense, continue medical, dental and/or vision benefits for whatever balance of time remains under COBRA.

•	Subject to the terms of the ABP, if you are terminated between January 1 and March 15, you will be entitled to a bonus payment under the ABP for the calendar year ending prior to your termination (“Prior Year”) equal to the amount that would have otherwise been payable to you based on the actual attainment of performance goals for such year, less applicable tax withholdings, but in no event to exceed 100% of your ABP target payout; provided that (i) Company pays a Bonus to eligible employees under Company’s ABP for the Prior Year, (ii) the Bonus has not already been paid to you at the time of termination of your employment, and (iii) you were otherwise eligible for such Bonus payment if you had remained employed through the date of payout. This amount will be paid to you in a lump sum on the earlier of the date on which other eligible employees are paid bonuses under the ABP for the Prior Year provided the separation agreement has become effective and irrevocable by its terms, or the sixtieth (60th) day following your termination of employment. This payment will not be eligible for deferrals to Company’s 401(k) plan.

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•	The services of a professional outplacement and counseling firm, as designated by the Company, for 6 months to assist you in securing employment following your separation from employment with the Company.

•	In order for you to be entitled to the payments described in this section, your separation agreement must become effective within the time period specified therein and in all events within sixty (60) days following your termination date. If the 60-day period spans two calendar years, then the payments provided in the first bullet point above will commence on the first regularly scheduled payroll date that occurs in the second calendar year (or such later date as may be otherwise specified above) and will include any prior installments that would have been paid beginning on the Original Payment Date.

For purposes of this letter, “Cause” shall be limited to (i) your conviction of, or nolo contendere or guilty plea to, a felony (whether any right to appeal has been or may be exercised); (ii) your failure or refusal, without proper cause, to perform your duties with the Company, including your obligations under this letter, if such failure or refusal remains uncured for 15 days after written notice to you; (iii) fraud, embezzlement, misappropriation, or reckless or willful destruction of Company property; (iv) breach of any statutory or common law duty of loyalty to the Company; (v) your violation of the Confidentiality Agreement, this offer letter or the SBC; (vi) your improper conduct substantially prejudicial to the Company’s business; (vii) your failure to cooperate in any internal or external investigation involving the Company; or (viii) your indictment for a felony alleging fraud, embezzlement, misappropriation or destruction of Company property, or alleging fraud, embezzlement, or monetary theft with respect to another party.

For purposes of this letter, “Good Reason” shall mean (i) a material diminution of your authority, responsibilities or duties; provided, however, that the impact of the acquisition of Millennial or the Company and subsequent conversion of Millennial or the Company to a division or unit of the acquiring company will not by itself result in a diminution of your authority, responsibilities or duties; (ii) a material diminution by the Company in your Base Salary; or (iii) a material breach of this offer letter by the Company; provided, that prior to any termination for Good Reason, you shall first provide the Company with reasonable written notice within sixty (60) days from the initial existence of the Good Reason condition, setting forth the reasons that you believe exist that give rise to “Good Reason” for resignation, stating that the Company shall have thirty (30) days to cure such “Good Reason”, and if the Company has not remedied the “Good Reason” condition within thirty (30) days following such notice from you, then you must resign your employment with Company within thirty (30) days of the end of the remedy period or you will forever waive your right to resign for Good Reason for such condition upon that occurrence, but not future occurrences of the same condition. You acknowledge that this definition has no application other than for purposes of pre-Closing Millennial restricted share unit awards (as converted into the cash-based awards described above).

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Noncompetition: You acknowledge that the services to be performed under this offer letter are of a special, unique, unusual, extraordinary and intellectual character. You further acknowledge that the business of the Company is international in scope, that its products and services are marketed throughout the world, that Company competes in nearly all of its business activities with other entities that are or could be located in nearly any part of the world and that the nature of your services, position and expertise are such that you are capable of competing with the Company from nearly any location in the world.

You also agree that, in addition to your obligations under the Confidentiality Agreement, while employed by the Company and for six (6) months following termination of your employment for any reason, you shall not, directly or indirectly, except as a shareholder holding less than a one percent (1%) interest in a corporation whose shares are traded on a national securities exchange, participate in the ownership, control, or management of, or perform any services for or be employed by (i) Time Inc., Yahoo!, Inc., The Walt Disney Company, including its Maker Studios, Inc. subsidiary, Google, Inc., including its YouTube subsidiary, Microsoft Corporation, IAC/Interactive Corp., Facebook, Inc., Linkedln Corporation, Amazon.com, Inc., Pinterest, Inc., Conversant, Inc. and Twitter Inc., or any of their respective subsidiaries, affiliates or successors, or (ii) without the written consent of the Chief Executive Officer or the General Counsel of the Company, any entity that engages in any line of business that is substantially the same as any line of business which Company engages in, conducts or, to your knowledge, has definitive plans to engage in or conduct, and has not ceased to engage in or conduct, or any of their respective subsidiaries, affiliates or successors, but only in those geographic areas in which Company is then engaged, or has definitive plans to engage, in the conduct of such line of business (any such entity identified by this paragraph (ii) is a “Competitive Entity”). Notwithstanding the preceding, in order to be considered a Competitive Entity, the entity must derive fifty percent (50%) or more of its total annual revenues from substantially similar products and services offered by Company.

You acknowledge that the geographic boundaries, scope of prohibited activities, and time duration of the preceding paragraphs are reasonable in nature and are no broader than are necessary to maintain the confidential information, trade secrets and the goodwill of Company and to protect the other legitimate business interests of Company and are not unduly restrictive on you.

You and the Company agree and intend that the covenants contained in this offer letter, including but not limited to the covenants set forth in this section, shall be deemed to be a series of separate covenants and agreements, one for each and every county or political subdivision of each applicable state of the United States and each country of the world. It is the desire and intent of the parties hereto that the provisions of this offer letter be enforced to the fullest extent permissible under the

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governing laws and public policies of the State of New York, and to the extent applicable, each jurisdiction in which enforcement is sought. Accordingly, if any provision in this offer letter or deemed to be included in this offer letter shall be adjudicated to be invalid or unenforceable, such provision, without any action on the part of the parties hereto, shall be deemed amended to delete or to modify (including, without limitation, a reduction in duration, geographical area or prohibited business activities) the portion adjudicated to be invalid or unenforceable, such deletion or modification to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made, and such deletion or modification to be made only to the extent necessary to cause the provision as amended to be valid and enforceable.

Cooperation: During and after your employment, you agree to assist the Company, upon its reasonable request, in connection with any litigation, investigation, or other matter involving the Company or its directors, officers, employees, shareholders, agents, representatives, clients or vendors. You agree that such assistance may include, but is not limited to, meeting with the Company’s representatives and legal counsel upon request.

Return of Company Property: Upon termination of your employment, or at any other time the Company so requests, you must promptly return to your manager all the Company property in your possession, including, but not limited to, keys, access cards, computers, pagers and other mobile devices, badges, laptops, phones and the original and all copies of any written, recorded, or computer readable information about Company practices, procedures, trade secrets, customer lists or marketing associated with the Company’s business, and any other information deemed proprietary or confidential in accordance with Company policies and/or the CIA agreement.

At-Will Employment: Your employment with the Company is at-will, meaning that you or the Company may terminate the employment at any time for any reason not prohibited by law, with or without cause or notice. Nothing in this offer is intended to create a contract for employment or guarantee of continued employment with the Company. This at-will employment relationship cannot be modified except by an express written agreement signed by you and an authorized officer of the Company.

Governing Law and Jurisdiction: This offer letter, including the CIA Agreement and any other enclosed documents, will be governed by, construed and enforced in accordance with the laws of the State of New York without regard to the principles of conflicts of law. By accepting this offer, you irrevocably consent and submit to the personal jurisdiction of the Supreme Court of the State of New York, in New York, New York, and the United States District Court for the Southern District of New York, which you agree shall be the exclusive forum, in connection with any suit, action, arbitration or other proceeding concerning the interpretation of the terms of this offer letter and the enclosed documents, and you waive and agree not to assert any defense of lack of jurisdiction, that venue is improper, inconvenient forum, or otherwise.

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Severability: If any term or clause of this letter should ever be determined to be unenforceable, you and the Company agree that this will not affect the enforceability of any other term or clause of this letter. Further, if any provision of this letter is deemed overbroad or unreasonable, such provision shall be enforced to the maximum extent possible under law.

Section 409A: This letter is intended to be exempt from Section 409A of the Code, which is how the Company intends to administer and interpret this letter. The Company is not liable for any tax, interest or penalties that may be imposed on you by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code. To the extent not so exempt, this offer letter (and any definitions in this offer letter) will be construed in a manner that complies with Section 409A of the Code, and incorporates by reference all required definitions and payment terms.

This letter and the enclosed documents referenced herein constitute the full terms and conditions of your employment with the Company. It supersedes all prior discussions, letters, agreements, plans, commitments, promises, or understandings or any kind related thereto, whether oral or written, between you and the Company.

If you agree to accept this offer please sign and date this letter, the enclosed CIA Agreement and the Non-Competition Agreement so that we can begin making arrangements for your arrival.

We hope that your employment with the Company will prove to be exciting and beneficial for both you and us. We truly look forward to having you aboard. If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Terri L. Zandhuis

Terri Zandhuis

Chief People Officer

AOL Inc.

ACCEPTED:	/s/ Matthew Gillis	DATE:	Aug. 12, 2015

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TO:	Matthew Gillis

FROM:	Terri Zandhuis

DATE:	July 10, 2015 (revised August 11, 2015)

SUBJECT:	Retention Bonus Program

Today is a good day! You’re eligible to participate in a one-time retention bonus program (“Bonus Program”) with AOL Inc. (together with its subsidiaries, “AOL” or “the Company”). The details and terms and conditions of the Bonus Program are set forth below.

The Bonus Program is effective on the day following the date on which AOL Inc.’s acquisition of Millennial Media, Inc. closes (the “Closing Date”) and ends after the payment to you of all Bonus Payments which you are eligible to earn under the Bonus Program.

1.	The Bonus Program

a.	Bonus Periods. The Bonus Program is divided into two (2) Bonus Periods:

•	Bonus Period 1: The Closing Date through the day preceding the first anniversary of the Closing Date.

•	Bonus Period 2: The first anniversary of the Closing Date through the day preceding the second anniversary of the Closing Date.

b.	Bonus Amount. Subject to your satisfaction of the Conditions to Payment in Section 2 below, the total bonus amount that you are eligible to earn is $500,000.00, less applicable withholdings, and payable in two (2) installments (each such installment a “Bonus Payment”):

•	Bonus Period 1 Payment: One-time payment of $250,000.00

•	Bonus Period 2 Payment: One-time payment of $250,000.00

2.	Conditions to Payment

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To be eligible for and in order to earn a Bonus Payment relating to a particular Bonus Period, you must satisfy all of the below conditions:

a.	Employment. You must be a full-time, active employee of AOL throughout the Bonus Period, except:

If AOL terminates your employment without Cause (as defined below) before the end of the Bonus Period, in exchange for your execution and delivery of AOL’s standard separation agreement (as provided under Section 3(a) below), you will receive any unpaid Bonus Payments under the Bonus Program.

If AOL terminates your employment for Cause or you resign your employment with the Company before the end of the Bonus Period, you will not be eligible for a Bonus Payment for such Bonus Period or for any Bonus Periods thereafter.

Cause means: (i) your conviction of, or nolo contendere or guilty plea to, a felony (whether any right to appeal has been or may be exercised); (ii) your failure or refusal, without proper cause, to perform your duties with the Company, including your obligations under this Bonus Program, if such failure or refusal remains uncured for 15 days after written notice to you; (iii) fraud, embezzlement, misappropriation, or reckless or willful destruction of Company property; (iv) breach of any statutory or common law duty of loyalty to the Company; (v) your violation of your Confidentiality, Non-Competition and Proprietary Rights Agreement or Confidentiality and inventions Assignment Agreement (each, a “Confidentiality Agreement”), any obligations in your offer letter or employment agreement, or the Standards of Business Conduct; (vi) your improper conduct substantially prejudicial to the Company’s business, (vii) your failure to cooperate in any internal or external investigation involving the Company, or (viii) your indictment for a felony alleging fraud, embezzlement, misappropriation or destruction of Company property, or alleging fraud, embezzlement, or monetary theft with respect to another party.

b.	Performance. You must perform your job satisfactorily throughout the Bonus Period. Satisfactory performance is determined by your supervisor and the HR Business Advisor, at their reasonable good faith discretion.

c.	Confidentiality Agreement/Non-Disparagement. You agree that you will comply with your Confidentiality Agreement, the Standards of Business Conduct and all other obligations and Company policies throughout the Bonus Period. In addition, you agree not to make any disparaging or untruthful remarks or statements about the Company, its operations or its officers, directors, employees or agents. This provision does not limit your right and ability voluntarily to file a charge with or participate in any investigation by any government agency, or to testify truthfully in any legal proceeding.

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3.	Other Terms

a.	Payment Date and Withholding. Any Bonus Payment for which you are eligible under the Bonus Program will be paid, less applicable withholdings, on the second regularly-scheduled pay date following the completion of the applicable Bonus Period.

If AOL terminates your employment without Cause prior to the end of a Bonus Period, AOL will pay any unpaid Bonus Payments, less applicable withholdings, in a lump sum within thirty (30) days of its receipt of your executed, effective, and irrevocable separation agreement and in all events not later than March 15 of the year following your termination date. However, your separation agreement must become effective and irrevocable in accordance with its terms and in all events within sixty (60) days of your termination date in order for you to receive this payment. Any Bonus Payments payable to you as a result of your termination without Cause will not be eligible for deferrals to the Company’s 401(k) plan.

b.	Section 409A. This Bonus Program is intended to be exempt from Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), which is how the Company intends to administer and interpret the Bonus Program. The Company is not liable for any tax, interest or penalties that may be imposed on you by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code. In this Bonus Program, a “termination” or a “termination of employment” means a “separation from service” under Section 409A of the Code and its regulations.

c.	At-Will Employment; Other. All other terms and conditions of your employment with AOL remain in effect. Your employment with AOL remains at-will, unless otherwise provided in a separate writing signed by an authorized officer of the Company. Nothing in this Bonus Program is intended to create a contract for employment or guarantee of continued employment with the Company for any period of time.

If you’d like to participate in the Bonus Program, sign and return.

Go AOL!

ACCEPTED:	/s/ Matthew Gillis	DATE:	Aug. 12, 2015

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